SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Third Quarter 2011 Preview of Operational Results

--- Launches were R$ 1.0 billion in 3Q11, 15% below 3Q10 as the Company implemented a more conservative strategy for Tenda launches ---

--- Contracted Sales were R$ 1 billion in 3Q11, in line with 3Q10 ---

--- Consolidated Sales Velocity reached 23.1% and was 62% over Launches in YTD ---

--- Consolidated Gafisa delivered 8,700 units in 3Q11 ---

FOR IMMEDIATE RELEASE - São Paulo, October 18, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading national homebuilder, today announced its operational figures for the third quarter of 2011 which ended on September 30th, 2011.

Launches

Launches in 3Q11 reached R$ 1.0 billion which represents a decrease of 15% as compared to 3Q10, totaling R$ 2.9 billion in the first nine months of 2011 with the implementation of a strategy to focus launches at Tenda on those that can be immediately transferred to the Caixa Economica Federal (CEF). The quarter’s launches included 7 projects/phases in 3 different states (São Paulo, Rio de Janeiro and Goias), regions where the Company has strong supply chains in place and projects show strong profit potential.  The launches for the first nine months of 2011 represent 56% of the mid-range of launch guidance expected for the full year of R$ 5.3 billion.

Guidance
Lauches (R$ mm)	Guidance 2011		9H11%
Gafisa	min.	5000		59%
(consolidated)	mean	5300	2.945	56%
	max.	5600		53%

During the 3Q11, the Gafisa segment was responsible for 62% of the launches while AlphaVille and Tenda represented 33% and 5%, respectively. As to the same figures for first nine months of 2011, the Gafisa segment was responsible for 62% of the launches while AlphaVille and Tenda represented 21% and 17%, respectively.

The primary reason for the diminished contribution of Tenda projects is the implementation in the third quarter of a more conservative strategy adopted in the sales process with CEF. And, going forward we will be launching projects under the Tenda brand that can be transferred (repasse) immediately to CEF.

Contracted Sales

Sales reached R$ 1.0 billion in 3Q11, which represents an increase of 3% as compared to 3Q10, totaling R$ 3.0 billion in the first nine months of 2011.

In the 3Q11, the Gafisa brand was responsible for 64% of the sales, while AlphaVille made up 27% and Tenda, the remaining 9%. During the first nine months of 2011, the Gafisa brand was responsible for 62% of the sales, AlphaVille and Tenda 20% and 18%, respectively.

Sales from inventory represented 18% of the R$ 1.0 billion while 82% were from units launched during the same quarter.

Sales Velocity for the 3Q11 was 23.1% vs. 25.2% in the 2Q11, reflecting lower launches during the period (please refer to the chart below). Sales velocity of launches reached 50%, compared to 42% in 2Q11.

Inventories

Inventory at market value totaled R$ 3.5 billion in the 3Q11, an increase of 2.3% as compared to the R$ 3.4 billion registered in 2Q11. On a consolidated basis, our inventory is at a comfortable level of 9 months of sales based on LTM figures.

Delivered Projects

During the third quarter, Gafisa delivered 8,700 units. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting. Regarding construction completion (Habite-se) we already completed 18,700 units through 9M11 and expect to complete an additional 7,000 units in the 4Q11.

About Gafisa

Gafisa is a leading national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luciana Doria Wilson

Investor Relations

Phone: +55 11 3025-9305 /9242/9297

Fax:+55 11 3025-9348

ir@gafisa.com.br

Media Relations (Brazil)

Débora Mari Michelucci

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7412

Fax: +55 11 3147-7900

Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer